SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
                          (Rule 13d-101)

            Under The Securities Exchange Act of 1934
                  (Amendment No. _______)<1>

                      Unique Mobility, Inc.
                        (Name of Issuer)

           Common Stock, $0.01 par value per share
               (Title of Class of Securities)

                          909154 10 6
                        (CUSIP Number)

                    D. Stephen Antion, Esq.
                      O'Melveny & Myers LLP
             400 S. Hope Street, Los Angeles, CA 90071
                    Telephone (213) 669-6000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 20, 1997
              (Date of Event Which Requires Filing
                      Of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        EV Global Motors Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [ ]   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS<1>
             00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
             California


                                      7  SOLE VOTING POWER
                                         1,701,925 shares.<2>

 NUMBER OF SHARES                     8  SHARED VOTING POWER
 BENEFICIALLY OWNED                      None
 BY REPORTING PERSON WITH
                                      9  SOLE DISPOSITIVE POWER
                                         1,701,925 shares.<2>

                                     10  SOLE DISPOSITIVE POWER
                                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               1,701,925 shares.<2>

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES<1>
                                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               12.5%

14   TYPE OF REPORTING PERSON<1>
               CO

                <1> SEE INSTRUCTIONS BEFORE FILLING OUT!

<2>  Includes 1,151,925 shares of Common Stock, Warrants to
     acquire 350,000 shares of Common Stock and the right to acquire 200,000 additional shares of Common Stock. All such shares and Warrants and rights to acquire shares are held of record by EV Global Motors Company. LKL Family Limited Partnership, Lee Iacocca & Associates, Inc. and Lido A. Iacocca are each control persons of EV Global Motors Company.

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             LKL Family Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                  (a) [ ]   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS<1>
             N/A<2>

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


                                      7  SOLE VOTING POWER
                                         1,701,925 shares.<2>

 NUMBER OF SHARES                     8  SHARED VOTING POWER
 BENEFICIALLY OWNED                      None
 BY REPORTING PERSON WITH
                                      9  SOLE DISPOSITIVE POWER
                                         1,701,925 shares.<2>

                                     10  SOLE DISPOSITIVE POWER
                                         None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               1,701,925 shares.<2>

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               12.5%

14    TYPE OF REPORTING PERSON<1>
               PN


               <1>  SEE INSTRUCTIONS BEFORE FILLING OUT!

<2>  Includes 1,151,925 shares of Common Stock, Warrants to
     acquire 350,000 shares of Common Stock and the right to acquire 200,000 additional shares of Common Stock. All such shares and Warrants and rights to acquire shares are held of record by EV Global Motors Company. LKL Family Limited
     Partnership, Lee Iacocca & Associates, Inc. and Lido A.
     Iacocca are each control persons of EV Global Motors
     Company.


 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Lee Iacocca & Associates, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [ ]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS<1>
             N/A<2>

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Michigan



                                       7  SOLE VOTING POWER
                                          1,701,925 shares.<2>
 NUMBER OF SHARES
 BENEFICIALLY OWNED                    8  SHARED VOTING POWER
 BY PERSON REPORTING WITH                 None

                                       9  SOLE DISPOSITIVE POWER
                                          1,701,925 shares.<2>

                                      10  SOLE DISPOSITIVE POWER
                                          None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             1,701,925 shares.<2>

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES<1>
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               12.5%

14    TYPE OF REPORTING PERSON<1>
               CO


              <1> SEE INSTRUCTIONS BEFORE FILLING OUT!

<2>  Includes 1,151,925 shares of Common Stock, Warrants to
     acquire 350,000 shares of Common Stock and the right to acquire 200,000 additional shares of Common Stock. All such shares and Warrants and rights to acquire shares are held of record by EV Global Motors Company. LKL Family Limited
     Partnership, Lee Iacocca & Associates, Inc. and Lido A.
     Iacocca are each control persons of EV Global Motors
     Company.

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Lido A. Iacocca

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [ ]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS<1>
             N/A<2>

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.



                                      7  SOLE VOTING POWER
                                         1,701,925 shares.<2>
 NUMBER OF SHARES
 BENEFICIALLY OWNED                   8  SHARED VOTING POWER
 BY REPORTING PERSON WITH                None

                                      9  SOLE DISPOSITIVE POWER
                                         1,701,925 shares.<2>

                                     10  SOLE DISPOSITIVE POWER
                                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
              1,701,925 shares.<2>

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES<1>
                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               12.5%

14  TYPE OF REPORTING PERSON<1>
               IN


              <1>  SEE INSTRUCTIONS BEFORE FILLING OUT!

<2>  Includes 1,151,925 shares of Common Stock, Warrants to
     acquire 350,000 shares of Common Stock and the right to acquire 200,000 additional shares of Common Stock. All such shares and Warrants and rights to acquire shares are held of record by EV Global Motors Company. LKL Family Limited
     Partnership, Lee Iacocca & Associates, Inc. and Lido A.
     Iacocca are each control persons of EV Global Motors
     Company.


ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to the common stock, $0.01 par value per share, of Unique Mobility, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 425 Corporate Circle, Golden, Colorado 80401.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following entities:

(1) EV Global Motors Company, a California corporation, whose principal business and office address is 10880 Wilshire
Boulevard, Suite 1400, Los Angeles, California 90024.

(2) LKL Family Limited Partnership, a Delaware limited partnership, whose principal business and office address is 10880
Wilshire Boulevard, Suite 1400, Los Angeles, California 90024.

(3) Lee Iacocca & Associates, Inc., a Michigan corporation, whose principal business and office address is 10880 Wilshire
Boulevard, Suite 1400, Los Angeles, California 90024.

(4) Lido A. Iacocca, an individual, whose business address is 10880 Wilshire Boulevard, Suite 1400, Los Angeles, California
90024.

     The persons serving as directors and executive officers of EV Global Motors Company and Lee Iacocca & Associates, Inc. are set forth in Schedule A hereto.

     The entities listed in subparagraphs (1) through (4) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." EV Global Motors Company ("EV Global") is a newly formed California corporation that intends to design, market and distribute electric vehicles. LKL Family Limited Partnership ("LKL") is the majority shareholder of EV Global. LKL is a Delaware limited partnership which makes investments in both passive and active business opportunities. Lee Iacocca & Associates, Inc. ("LIA") is the general partner of LKL. LIA is the professional services corporation through which Lido A. Iacocca performs the services described below, among others. Mr. Iacocca is the sole shareholder of LIA. Mr. Iacocca is the retired Chairman and Chief Executive Officer of Chrysler Corporation. Since such retirement, he has served on the board of directors of several companies and has made numerous public speaking appearances. Mr. Iacocca joined Chrysler in November 1978 and retired as Chief Executive Officer in December of 1992 and as a Director in September of 1993. He continued to serve as a consultant to Chrysler until 1994. Before Chrysler, Mr. Iacocca spent thirty-two years with Ford Motor Company. Mr. Iacocca is active in a closely held, family run food business and in a wide range of charitable and civic organizations. Mr. Iacocca is a citizen of the United States.

     During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     EV Global expended $3,192,318.39 in its purchase of an aggregate of 1,151,925 shares of the common stock of the Company (the "Shares"). EV Global also has agreed to pay $131,250.00 to acquire warrants to purchase an aggregate of 350,000 shares of common stock of the Company (the "Warrants"). Payment was made and is to be made from funds raised in June 1997 by EV Global in a private placement transaction (the "Private Placement"). In the Private Placement, Terra Trust Investment AG, GLORIOUS LTD, Gaiwin B.V. and LKL Family Limited Partnership (collectively, the "Investors") purchased an aggregate of 122,000 shares of EV Global Series A Preferred Stock for an aggregate purchase price of $6,100,000.00. EV Global consummated the Private Placement in order to raise funds for general corporate and working capital purposes for its electric vehicle business including, as part of EV Global's overall strategic plan, the acquisition of the Shares and the Warrants. In addition, EV Global has agreed to issue 400,000 shares of its common stock, no par value, to the Company in exchange for 200,000 shares of the Company's common stock (the "Exchanged Shares").

ITEM 4.  PURPOSE OF TRANSACTION

     EV Global acquired the Shares and its rights in the Warrants and the Exchanged Shares for investment purposes, strategic business purposes and to provide liquidity to the Investors in accordance with the Exchange Right (as such term is defined in Item 6(c) below). EV Global does not have any plans or proposals relating to Item 4(a) through 4(j) of Schedule 13D except as set forth in the following paragraph.

     EV Global intends to exercise the Warrants prior to their expiration in August 1997 if such Warrants are "in the money."
EV Global has not yet determined whether it intends to use cash to exercise the Warrants or if it intends to use the "net issuance" feature of the Warrants. EV Global has entered into a strategic alliance with the Company to develop drive train systems and components for EV Global's future products (see the joint press release of June 26, 1997 issued by the Company and EV Global attached hereto as Exhibit 7.4 and incorporated herein by reference). In addition, Mr. Iacocca has agreed to serve on the Board of Directors of the Company. Items 6(c) and 6(d) below are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of June 27, 1997 the Reporting Persons and the other persons identified in Item 2 of this Schedule 13D beneficially owned the number and percentage of shares of Common
Stock of the Company indicated below:


                               Number              Percentage of
   Name                        of Shares           Outstanding Shares<1>

EV Global Motors Company       1,701,925<2>             12.5%

LKL Family Limited Partnership 1,701,925<2><3>          12.5%

Lee Iacocca & Associates, Inc. 1,701,925<2><3>          12.5%

Lido A. Iacocca                1,701,925<2><3>          12.5%


<1>  Based upon: (i) 13,081,603 shares of Common Stock reported to be outstanding at March 11, 1997 in the Company's
     Transition Report on Form 10-QT/A for the quarterly period ended January 31, 1997 plus (ii) 350,000 additional shares of Common Stock outstanding assuming the exercise of the Warrants plus (iii) 200,000 additional shares of Common
     Stock outstanding assuming the issuance and acquisition of the Exchanged Shares.

<2>  Includes the right to acquire 350,000 shares of Common Stock of the Company pursuant to Warrants to purchase Common Stock of the Company expiring in August 1997 and the right to acquire the Exchanged Shares (200,000 shares of Common Stock of the Company).

<3>  These shares are owned by EV Global.  EV Global has the sole power to vote and dispose of all of the shares owned by it.
     See Item 2.




     (c) Paragraphs (a), (b) and (d) of Item 6 are incorporated herein by reference.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants set forth above.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
          WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) On June 5, 1997, EV Global entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement") with Frippoma SA pursuant to which EV Global agreed to purchase from Frippoma SA warrants to purchase 350,000 shares of Common Stock of the Company. EV Global agreed to pay Frippoma SA $0.375 per unit for such warrants, for an aggregate purchase price of $131,250.00. A copy of the Warrant Purchase Agreement is attached hereto as Exhibit 7.2 and is incorporated herein by reference. EV Global has not yet consummated the purchase of such warrants.

     (b) On June 20, 1997, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of June 20, 1997 by and between EV Global and Alcan Aluminium Limited ("Alcan"), EV Global purchased 1,151,925 shares of common stock of the Company at a price per share equal to approximately $2.77, for an aggregate purchase price of $3,192,318.39. The transaction was consummated in Los Angeles, California upon the receipt by EV Global of Stock Certificates (together with duly executed stock transfer powers) representing such shares and the delivery by EV Global to Alcan of a cashier's check in the above amount. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 7.3 and is incorporated herein by reference.

     (c) In connection with the Private Placement, EV Global agreed to provide to the Investors the right to exchange (the "Exchange Right") up to 50% of their shares of Series A Preferred Stock of EV Global for shares of the Company. Each eligible share of EV Global Series A Preferred Stock is exchangeable into the amount of the Company's common stock that is the lesser of: (a) 4.893 shares or (b) the number of shares equal to $50.00 divided by the average of the last reported sales price of the Company's common stock on the American Stock Exchange (or such other securities exchange as is then the principal exchange for the Company's stock) for the fifteen consecutive business days preceding the date of exercise of the Exchange Right. The above calculations are subject to a proportional adjustment in the event that any Investor has previously converted shares of its EV Global Series A Preferred Stock into shares of EV Global common stock. The Exchange Right is exercisable commencing on June 20, 1998 and will terminate on December 20, 1999.

     (d) EV Global has agreed to issue to the Company 400,000 shares of EV Global Common Stock in exchange for the issuance by the Company to EV Global of 200,000 shares of the Company's Common Stock. Such exchange of securities has not yet been consummated. See the joint press release of June 26, 1997 issued by the Company and EV Global attached hereto as Exhibit 7.4 and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7.1  Agreement of Joint Filing by and among EV Global, LKL,
          LIA and Lido A. Iacocca dated June 27, 1997.

Item 7.2 Warrant Purchase Agreement Dated June 5, 1997 by and between EV Global Motors Company and Frippoma S.A.

Item 7.3 Stock Purchase Agreement dated as of June 20, 1997 by and between EV Global Motors Company and Alcan
          Aluminium Limited.

Item 7.4  Joint Press Release by Unique Mobility, Inc. and EV
          Global Motors Company dated June 26, 1997.

                           SIGNATURES

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 27, 1997

                     EV GLOBAL MOTORS COMPANY, a California
                     corporation



                     By:   /s/ Lido A. Iacocca
                         ----------------------------
                     Name:     Lido A. Iacocca
                     Title:         President



                     LKL FAMILY LIMITED PARTNERSHIP

                     By:  LEE IACOCCA & ASSOCIATES, INC.
                          Its General Partner


                     By:   /s/ Lido A. Iacocca
                         ----------------------------
                     Name:     Lido A. Iacocca
                     Title:         President


                     LEE IACOCCA & ASSOCIATES, INC., a
                     Michigan corporation


                     By:   /s/ Lido A. Iacocca
                         ----------------------------
                     Name:     Lido A. Iacocca
                     Title:         President


                       /s/ Lido A. Iacocca
                     --------------------------------
                         Lido A. Iacocca

                           Schedule A
                Directors and Executive Officers

          The name and present principal occupation of each executive officer and director of EV Global Motors Company and Lee Iacocca & Associates, Inc. are set forth below. The business address of each executive officer and director of such companies is 10880 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024. All of the persons listed below are United States citizens.

I.   EV GLOBAL MOTORS COMPANY

                                        Position with
        Name                     EV Global Motors Company

     Lido A. Iacocca                 President, Director

     Irene DiVito                      Secretary and
                                     Treasurer, Director

     Alan Himelfarb                     Director


II.  LEE IACOCCA & ASSOCIATES, INC.

                                         Position with
      Name                          Lee Iacocca & Associates, Inc.

     Lido A. Iacocca                     President, Sole Director

     Lia Iacocca Assad                   Secretary

                           Exhibit 7.1

                    Agreement of Joint Filing
                 (Pursuant to Rule 13d-1(f)(2))

                          June 27, 1997

          EV Global Motors Company ("EV Global"), the LKL Family Limited partnership, a Delaware limited partnership ("LKL"), Lee Iacocca & Associates, Inc., a Michigan corporation ("LIA"), and Lido A. Iacocca hereby agree that a Securities and Exchange Commission ("SEC") Schedule 13D dated June 27, 1997, and relating the Common Stock, $0.01 par value, of Unique Mobility, Inc., a Colorado corporation (the "Issuer"), shall be jointly filed on behalf of each of them with the SEC, the American Stock Exchange, the Boston Stock Exchange, the Pacific Stock Exchange and the Issuer.

          EV Global, LKL, LIA and Lido A. Iacocca further agree and understand that they are not members of a group for purposes of acquiring, selling or voting the securities of the Issuer and that they have not entered into any agreement to act in concert with relation to the securities of the Issuer.

                           EV GLOBAL MOTORS COMPANY

                           By:   /s/ Lido A. Iacocca
                               ----------------------------
                           Name:     Lido A. Iacocca
                           Title:         President

                           LKL FAMILY LIMITED PARTNERSHIP

                           By:  LEE IACOCCA & ASSOCIATES, INC.
                                Its General Partner

                                By:   /s/ Lido A. Iacocca
                                    ----------------------------
                                Name:     Lido A. Iacocca
                                Title:         President

                           LEE IACOCCA & ASSOCIATES, INC.

                           By:   /s/ Lido A. Iacocca
                               ---------------------------------
                           Name:     Lido A. Iacocca
                           Title:         President

                             /s/ Lido A. Iacocca
                           -------------------------------------
                              Lido A. Iacocca

                           Exhibit 7.2



June 5, 1997

EV GLOBAL MOTORS COMPANY
10880 Wilshire Boulevard, Suite 1400
Los Angeles, California  90024
Via Fax:  310.441.2651


                   WARRANT PURCHASE AGREEMENT

This letter will outline the terms of the agreement between EV
Global Motors Company and Frippoma SA.

EV Global Motors Company agrees to purchase and Frippoma SA agrees to sell 350,000 Unique Mobility warrants for the price of
 .375 per warrant for a total of $131,250.00. Said warrants were originally issued to the Advent Group on March 25, 1992, have a strike price of $2.40, are exercisable until August 28, 1997 and include a net issuance provision.

The above-referenced transaction shall be conditioned upon, and consummated promptly following, the closing of the EV Global Motors Company private placement offering as described in the confidential private placement memorandum dated April 1997, as amended.




By:    /s/ Irene DiVito              By:   /s/ Emilio Martinenghi
     -------------------------           ---------------------------
     EV Global Motors Company           Frippoma SA

                           Exhibit 7.3


                    STOCK PURCHASE AGREEMENT


          This Stock Purchase Agreement is entered into as of June 20, 1997, by and between Alcan Aluminium Limited, a Canadian corporation ("Seller"), and EV Global Motors Company, a
California corporation ("Buyer").


                            RECITALS

          WHEREAS, Seller currently owns 1,401,925 shares of common stock, $0.01 par value (the "Stock"), of Unique Mobility Inc., a publicly traded Colorado corporation listed on the American Stock Exchange, Boston Stock Exchange and Pacific Stock Exchange (the "Company"); and

          WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, 1,151,925 shares of the Stock
(the "Purchased Stock") on the terms and conditions set forth herein.


                            AGREEMENT

          NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, Seller and Buyer hereby agree as follows:

          1. DEFINITIONS. As used in this Agreement, the following definitions shall apply:

          "Act" means the Securities Act of 1933, as amended.

          "Agreement" means this Stock Purchase Agreement by and between Seller and Buyer, as amended or supplemented.

          "Business of the Company" means the management, business, operations, financial condition, results of operations, assets, properties and business prospects of the Company.

          "Buyer" means EV Global Motors Company, a California corporation.

          "Company" has the meaning assigned to such term in the recitals to this Agreement.

          "Encumbrance" means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law, equity or otherwise, except for any restriction on transfer generally arising under any applicable federal or state securities law or reporting obligations under Section 13 or Section 16 of the Securities Exchange Act of 1934.

          "Purchase Price" has the meaning assigned to such term in Section 2.

          "Purchased Stock" has the meaning assigned to such term in the recitals to this Agreement.

          "Purchased Stock Certificates" means certificates representing the Purchased Stock, duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer.

          "Seller" means Alcan Aluminium Limited, a Canadian corporation.

          "Seller's Counsel" means Jones, Day, Reavis & Pogue.

          "Stock" has the meaning assigned to such term in the recitals to this Agreement.

          2. PURCHASE AND SALE OF PURCHASED STOCK. Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties hereinafter set forth, Buyer agrees to purchase from Seller, and Seller agrees to sell, assign, transfer and deliver to Buyer, the Purchased Stock in exchange for an amount equal to THREE MILLION ONE HUNDRED NINETY THOUSAND EIGHT HUNDRED THIRTY-TWO AND TWENTY-FIVE ONE-HUNDREDTHS U.S. DOLLARS ($3,190,832.25) (the "Purchase Price"). Upon execution and delivery of this Agreement, Seller shall deliver the Purchased Stock Certificates to Buyer at the offices of Seller's Counsel in Los Angeles, California. In consideration for the sale, assignment and transfer of the Purchased Stock effected hereby, simultaneously with the receipt by Buyer of the Purchased Stock Certificates, Buyer shall pay to Seller, and Seller shall have received from Buyer, by bank cashier's check, the Purchase Price plus $1,486.14.

          Promptly following the execution of this Agreement, Seller shall deliver to the registrar and transfer agent for the Stock, a letter of instructions requesting such transfer agent to affix the following legend on all certificates representing the Purchased Stock issued to Buyer in replacement for the Purchased Stock Certificates:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SHARES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

          3. SELLER'S REPRESENTATIONS AND WARRANTIES. In order to induce Buyer to enter into this Agreement, Seller represents and warrants as follows:

          (a) Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of Canada. Seller has all necessary corporate power and authority to execute, deliver and perform this Agreement and to carry on its business as now being conducted. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Seller and this Agreement has been duly executed and delivered by Seller.

          (b) Validity, Binding Effect. This Agreement constitutes the legally valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

          (c) Ownership of Purchased Stock. Seller owns the Purchased Stock beneficially and of record, free and clear of any Encumbrance and subject to that certain General Agreement dated as of June 7, 1988 by and between the Company and Alcan International Limited. Buyer is acquiring good and marketable title to and complete ownership of the Purchased Stock from Seller, free of any Encumbrance, except as created pursuant to
Section 6 of this Agreement or as otherwise created by Buyer. To Seller's knowledge, the Purchased Stock is duly authorized, validly issued and outstanding and is fully paid and nonassessable.

          (d) No Conflict. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with or result in the breach of any of the terms, conditions or provisions of the Certificate of Amalgamation or By-Laws of Seller or any law, regulation, order, writ, injunction or decree of any court or governmental authority, or of any agreement or other material restriction to which Seller is a party or by which it is bound.

          4. BUYER'S REPRESENTATIONS AND WARRANTIES. In order to induce Seller to enter into this Agreement, Buyer represents and warrants as follows:

          (a) Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Buyer has all necessary corporate power and authority to execute, deliver and perform this Agreement and to carry on its business as now being conducted. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Buyer and this Agreement has been duly executed and delivered by Buyer.

          (b) Validity, Binding Effect. This Agreement constitutes the legally valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

          (c) Investment Representation. Buyer hereby acknowledges and agrees that: (i) the Purchased Stock has not been registered under the Act or qualified with the securities regulatory agency of any state of the United States; and (ii) it is acquiring the Purchased Stock as an investment for its own account and not with a view to, or for resale in connection with, any distribution thereof to any other person or entity.

          (d) No Conflict. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with or result in the breach of any of the terms, conditions or provisions of the Articles of Incorporation and Bylaws of Buyer or any law, regulation, order, writ, injunction or decree of any court or governmental authority, or of any agreement or other material restriction to which Buyer is a party or by which it is bound.

          (e) Financing. Buyer has sufficient funds immediately available to make the payment required by Section 2 of this Agreement.

          (f) Investment Risk. The purchase of the Purchased Stock involves a high degree of economic risk, including the risk of a complete loss of Buyer's investment. Buyer has such knowledge and experience in financial and business matters that Buyer is capable of evaluating the merits and risks of purchasing the Purchased Stock and Buyer is able to bear the economic risk of Buyer's investment in the Purchased Stock.

          (g) Information about the Company. (i) Buyer and its advisors, if any, have been furnished with, or otherwise have had full access to, and have had full opportunity to review all publicly available materials regarding the Business of the Company; (ii) no representations, warranties or covenants (including, without limitation, any representations, warranties or covenants regarding the Business of the Company, or the future value, if any, of the Purchased Stock) have been made by Seller to Buyer except as set forth in this Agreement; (iii) Buyer is relying on its own investigation and examination of the Business of the Company in deciding to purchase the Purchased Stock; and
(iv) even though Seller owns the Purchased Stock, there may exist material non-public information regarding the Business of the Company of which Seller is not in possession, and Buyer is not relying on Seller to investigate and disclose to Buyer any such information which may exist.

          (h) Restricted Securities. The shares of the Purchased Stock are currently (and when purchased by Buyer will continue to be) Restricted Securities (as such term is defined in Rule 144 promulgated under the Act), are being offered and sold to Buyer in a transaction not registered under the Act, and Seller, in transferring and selling the Purchased Stock to Buyer, is relying upon the truth and accuracy of the representations and warranties of Buyer set forth in this Agreement.

          5. COVENANT REGARDING PUBLICITY. Buyer and Seller shall cooperate with each other in connection with all publicity relating to the transactions contemplated by this Agreement and each agrees not to issue any press release, publicity statement or other public notice relating to this Agreement or the transactions contemplated by this Agreement without the other's prior written consent (which shall not be unreasonably withheld or delayed), except to the extent that any such press release, publicity statement or other public notice is required by applicable law.

          6. BUYER'S COVENANTS REGARDING RESALE OF THE PURCHASED STOCK. Buyer hereby covenants and agrees that it shall not offer for sale, sell or otherwise transfer the Purchased Stock except pursuant to an effective registration statement under the Act or pursuant to exemption from registration under the Act.

          7.   MISCELLANEOUS.

          (a) Governing Law. THIS AGREEMENT, AND THE LEGAL RELATIONS BETWEEN THE PARTIES WITH RESPECT HERETO, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE WITHOUT REGARD TO CONFLICT OF LAW DOCTRINES.

          (b) Headings. The descriptive headings of the sections of this Agreement are for convenience only and do not constitute a part of this Agreement.

          (c) Entire Agreement. This Agreement contains the entire agreement and understanding of the parties hereto, and incorporates all prior and contemporaneous discussions, agreements and understandings between the parties with respect to the subject matter hereof.

          (d) Counterparts. This Agreement and any amendment hereto may be executed in one or more counterparts and by different parties in separate counterparts. Such counterparts shall constitute one and the same agreement and shall become effective when the counterparts have been signed by each party and delivered to the other party. The facsimile transmission of an executed counterpart to this Agreement shall be effective as an original.

          (e) Attorney's Fees. In the event of any action by any party arising under or out of, in connection with or in respect of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and expenses incurred in such action.

          (f) Modification. Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged, terminated, revoked or cancelled except by an instrument in writing signed by the party against whom any change, discharge or termination is sought.

          (g) Notices. Any notice or other communication hereunder shall be given in writing and either delivered in person, transmitted by telex or telecopy, mailed (postage prepaid), or delivered by private courier service, as follows:

If to Buyer, addressed to:

               EV Global Motors Company
               10880 Wilshire Boulevard, Suite 1400
               Los Angeles, California 90024
               Attention:  President
               Telecopy:  (310) 441-2651

               With a copy to:

               O'Melveny & Myers LLP
               400 South Hope Street
               Los Angeles, California 90071-2899
               Attention:  D. Stephen Antion, Esq.
               Telecopy:  (213) 669-6407

If to Seller, addressed to:

               Alcan Aluminium Limited
               1188 Sherbrooke Street West
               Montreal, Quebec H38 3G2
               CANADA
               Attention:  Mr. Michael A. Bell
               Telecopy:  (514) 848-1444

               With a copy to:
               Jones, Day, Reavis & Pogue
               North Point, 901 Lakeside Avenue
               Cleveland, Ohio 44114
               Attention:  Michael Marting, Esq.
               Telecopy:  (216) 579-0212;

or to such other addresses as Seller or Buyer may from time to time designate by notice as provided herein, provided that notices of change of address shall be effective only upon the receipt thereof.

          (h) Survival. All representations, warranties and agreements of Buyer and Seller made in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive indefinitely.

          (i) Expenses. Subject to Section 7(e) above, each party hereto shall bear all of the expenses (including, without limitation, the fees of its respective legal counsel, investment advisors and accountants) incurred by or on behalf of such party in connection with the transactions contemplated hereby, including any expenses in connection with the negotiation and preparation of this Agreement.


          [Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, the undersigned have caused this Stock Purchase Agreement to be duly executed and delivered as of the date first written above.



                         ALCAN ALUMINIUM LIMITED


                         By:   /s/ E.P. LeBlanc
                             ------------------------------
                         Name:     E.P. LeBlanc
                         Title:    Executive Vice President


                         EV GLOBAL MOTORS COMPANY


                         By:   /s/ Irene DiVito
                             ------------------------------
                         Name:     Irene DiVito
                         Title:    Officer/Secretary

                           EXHIBIT 7.4


LEE IACOCCA'S EV GLOBAL MOTORS BUYS EQUITY STAKE IN
UNIQUE MOBILITY, INC.; PARTNERS WILL DEVELOP LIGHT
ELECTRIC TRANSPORTATION SYSTEMS

DENVER, June 26 /PRNewswire/ -- Unique Mobility, Inc. (AMEX:UOM) announced today that former Chrysler chairman Lee Iacocca's new company, EV Global Motors (EVG), has formed a strategic partnership with Unique to develop electric drive systems for bikes, scooters and other light vehicles.

EVG purchased 1,151,925 shares of Unique stock in a private transaction from Alcan Aluminum Limited (NYSE:AL) and purchased warrants from other sources for an additional 350,000 shares. Separately, Unique has agreed to acquire 400,000 shares of EVG in exchange for an additional 200,000 newly-issued shares of Unique. Upon completion of the latter transaction, EVG's beneficial ownership will represent approximately 12.2% of Unique, making EVG the company's largest shareholder.

Iacocca will join Unique's board of directors and Ray Geddes, Unique's Chairman and CEO, will sit on EVG's board. For twenty years, Iacocca and Geddes worked together at Ford Motor Company on several sports car projects, including the Shelby Cobra, the Shelby Mustangs, the Ford GT LeMans car and the Ford Pantera.

Iacocca formed EV Global in March to develop and market light electric transportation systems (LETS) such as bicycles and scooters for markets in North America, Europe and Asia. EVG has contracted with Unique for an electric drive system for bicycles and has signed a memorandum of understanding with Unique and Unique's Taiwan joint venture partners to market electric scooters throughout the Western Hemisphere.

Unique Mobility, based in Golden, Colorado, is a world leader in compact, high-performance electric motors and controllers for electric and hybrid electric vehicle propulsion systems
("Hybrid" electric vehicles run on a combination of electricity and conventional fuel such as gasoline or diesel). Its customers include many of the world's major automotive OEMs as well as the U.S. Departments of Defense, Energy and Transportation.

Of the new partnership, Iacocca said: "We're excited about teaming up with Unique Mobility. They've got some of the best technology in the world and are a key element in our global strategy. As a product development and manufacturing partner, Unique will become an important supplier of electric drive systems for our new products."

Added Unique's Geddes, "Lee Iacocca's expertise in marketing and management will jump-start our growth as a power system supplier and will provide a welcome boost for the entire electric vehicle industry. Like Lee, I believe the worldwide potential for light electric transportation is enormous."

This release contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this release. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's Registration Statement on Form S-3 (file no. 23843). These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.